FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q1 RESULTS
Q1 Net Income $179,000 or $0.06 per share ($0.06 fully diluted)
Q1 EBITDAS $431,000 or $0.14 per share ($0.13 fully diluted)

Vancouver, Canada, July 10 2014, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its first quarter of fiscal 2014, which ended May 31, 2014. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

Q1 2014 net income was $179,000 or $0.06 per share ($0.06 fully diluted) versus net income of $689,000 or $0.24 per share in the same quarter of fiscal 2013.

Q1 2014 net income before stock based compensation (SBC) was $187,000 or $0.06 per share ($0.06 fully diluted) versus $729,000 or $0.25 per share in the same quarter last year.

Q1 2014 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $431,000 or $0.14 per share ($0.13 fully diluted), versus $1,173,000 or $0.40 per share during the same period last year.

Non-GAAP Net Income before SBC is determined as follows:

	Q1 2014	Q1 2013
Net Income	$179,000	$689,000
Add Back SBC	8,000	40,000
Net income before SBC	$187,000	$729,000

Non-GAAP Net Income per share before SBC is determined as follows:

	Q1 2014	Q1 2013
Net Income	$0.06	$0.24
Add Back SBC	-	0.01
Net income before SBC - Basic	$0.06	$0.25

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q1 2014	Q1 2013
Net Income	$179,000	$689,000
Add Back:
Interest, net	(3,000)	3,000
Depreciation and amortization	177,000	182,000
Non-cash stock based compensation	8,000	40,000
Non-cash income tax expense	70,000	259,000
Total Add Backs	252,000	484,000
EBITDAS	$431,000	$1,173,000

EBITDAS per share reconciles to earnings per share as follows:

	Q1 2014	Q1 2013
Net Income	$0.06	$0.24
Add Back:
Interest, net	-	-
Depreciation and Amortization	0.06	0.06
Non-cash stock based compensation	-	0.01
Non-cash income tax expense	0.02	0.09
Total Add Backs	0.08	0.16
EBITDAS	$0.14	$0.40

Gross profit margin for the quarter was 44.0%, down from 47.0% in the same quarter last year.

Gross revenue for Q1 2014 was $3,904,000, versus $5,123,000 in the comparative period of last year. A decrease in demand for co-packing services was the primary contributor to both the drop in revenue and gross profit margin in the quarter.

Discounts, rebates and slotting fees were $129,000 in Q1 2014, a decrease of $78,000 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands and co-packing services. SG&A expenses were $1,232,000 in Q1 of fiscal 2014, versus $1,148,000 in Q1 of the previous year.

As at May 31, 2014 the Company had cash and available credit totaling approximately $2,563,000.

During Q1 2014 the Company repurchased an additional 600 shares of its common stock at an average price, before offering costs, of USD$4.22 per share, pursuant to its share repurchase program. As at May 31, 2014 the Company had outstanding 2,912,397 common shares. The Company believes that its common share price remains undervalued and will continue with its share repurchase program which now has approximately USD$599,000 remaining authorized under it.

The repurchase program will continue concurrent with this announcement and expire upon the expenditure of the committed amount. It is subject to applicable laws, the insider-trading windows imposed by the Company’s trading policy and may be suspended or terminated at any time by the Company’s Board, without prior notice. Under the program, the Company may, but is not required to, purchase its shares from time to time through open market or privately negotiated transactions, as market and business conditions permit. Any repurchased shares will be returned to authorized but unissued shares of its common stock.

AGM

The Company’s Annual General Meeting was held on July 9, 2014. All motions put to the Meeting, being those described in the Notice of Meeting and supporting materials mailed to shareholders, were passed with significantly greater percentages than required. James Corbett was re-elected as a director of the Company, for a three year term.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™

©2014 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(table follows)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended

	May 31, 2014	May 31, 2013

Gross Revenue	$3,903,911	$5,123,363
Less: Discounts, rebates and slotting fees	(128,811)	(206,482)
Net Revenue	3,775,100	4,916,881

Cost of sales	2,113,656	2,608,141
Operations, selling, general & administration expenses	1,232,016	1,148,192
Depreciation of property, plant and equipment	176,592	181,695
Interest	960	3,240
Foreign exchange gain (loss)	(2,308)	248
Interest income	(3,527)	-
Change in fair value of derivative liability	8,992	27,447
Loss on disposal of assets	82	332
	3,526,463	3,969,295

Net income before taxes	248,637	947,586

Income tax expense	69,950	258,852

Net and Comprehensive Income	$178,687	$688,734

Earnings per share
Basic income per share	$0.06	$0.24
Weighted average number of shares outstanding - basic	2,912,960	2,930,220

Fully diluted income per share	$0.06	$0.22
Weighted average number of shares outstanding - diluted	3,205,936	3,183,776